January 24, 2013
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. dated January 3, 2013 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2012.
For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1A. Risk Factors

Risks Related to Our Business

“Our sales to government clients subject us to risks, including early…,” page 11

Comment 1. You state that you voluntarily notified the GSA of non-compliance with the terms of two contracts, and that final resolution of this matter “may adversely impact” your financial position. Although this appears to be the only discussion of this matter in your filing, prior disclosure suggests that the referenced contracts were entered into by Dictaphone Corporation, which you acquired in March 2006. Please tell us whether your sales to government clients are material. In addition, please tell us how you considered expanding this risk factor to include a more detailed discussion of this specific risk, including the non-compliance you identified, potential consequences, and the potential adverse impacts to your financial position. See Item 503(c) of Regulation S-K. Finally, please tell us how you considered providing additional disclosure pursuant to Item 101(c)(1)(ix) of Regulation S-K.

Company Response. Our fiscal 2012 revenue from sales to government clients was approximately $10 million, none of which was pursuant to contracts that may be subject to renegotiation of profits or termination at the election of the government. When compared to our total fiscal 2012 revenue of $1.65 billion, we do not believe the revenue from sales to government clients represent a material portion of our business and as a result do not require disclosure pursuant to Item 101(c)(1)(ix) of Regulation S-K. As disclosed in our

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
January 24, 2013

risk factor, we voluntarily notified General Services Administration (the “GSA”) of non-compliance with the terms of two contracts. At that time, we recorded a reserve in accordance with ASC 450-20, Contingencies – Loss Contingencies. Since the filing of our Form 10-K, the GSA has provided us with a draft audit report and we have responded to the GSA with respect to the contents of that report. Based on the draft report, we anticipate our liability to be less than $10 million. However, because government contracts have a higher risk profile and because resolution of the GSA audit would not result in a compete release of all potential claims. Our actual potential future liability to the government remains undetermined and therefore we believe the risk factor remains appropriate as written.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Credit Facilities and Debt, page 34

Comment 2. Your discussion regarding debt covenants, both here and in Note 10, appears to be limited to your Credit Facility. However, based on the disclosures included in the Forms 8-K filed on August 14 and October 23, 2012, it appears that your 5.375% Senior Notes also contain certain covenants that, among other things, may restrict your ability to incur additional debt, pay dividends, sell assets, redeem or repurchase capital stock, create liens or engage in sale and leaseback transactions, etc. Please tell us your consideration to include a discussion of these debt covenants as well as any covenants included in your other debt issuances (i.e., Convertible debentures). Also, please confirm that at September 30, 2012 you were, and continue to be, in compliance with the covenants included in all your debt issuances. Also, consider disclosing the specific terms of your debt covenants such as significant required ratios as compared to the actual ratios for each reporting date. We refer you to Sections I.D and IV.C of Release No. 33-8350.

Company Response. We considered the guidance included in Sections I.D and IV.C of Release 33-8350 when preparing the disclosure in management’s discussion and analysis regarding our Credit Facility and 5.375% Senior Notes. We note that Release 33-8350 advises issuers that there are at least two scenarios in which companies should consider whether discussion and analysis of the material covenants related to their outstanding debt may be required. First, companies that are, or are reasonably likely to be, in breach of such covenants must disclose the material information about that breach and analyze the impact of such a breach on the company if material. Second, companies should consider the impact of their debt covenants on their ability to undertake additional debt or equity financing.

We are not currently, nor have we ever been or reasonably likely to be, in breach of any covenants set forth in the Credit Facility or 5.375% Senior Notes. Further, the covenants have not had a material impact on our ability to raise additional funds. This is evidenced by our recent capital markets transactions, including:

•	the issuance of $690 million of 2.75% Convertible Debentures in October 2011;

•	the issuance of $700 million of 5.375% Senior Notes in August 2012; and

•	the issuance of $350 million of 5.375% Senior Notes in October 2012.

At the current time, and given current market conditions, we do not anticipate additional financing activities. If market conditions change, or as our leverage ratio decreases due to increased revenue, profitability and cash flows, we may consider additional debt or equity financing. We do not believe that our existing debt covenants will have a material impact on our ability to complete such a transaction.

Finally, we have considered the impact that the covenants may have on future acquisitions and concluded that the impact is unlikely to be material. We currently have sufficient working capital to complete transactions

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
January 24, 2013

using cash consideration, or may structure transactions using equity as consideration. Although we have used debt to finance transactions in the past, the decision to finance a transaction with debt is based on a number of factors including the terms of the debt available at the time.
For the foregoing reasons, we have concluded that additional disclosure regarding the terms of the covenants included within our Credit Facility and 5.375% Senior Notes is not material to an understanding of our liquidity and capital resources.

We confirm that we are in compliance with the terms of our debt covenants at September 30, 2012 and continue to be in compliance.

Off-Balance Sheet Arrangements, Contractual Obligations, Contingent Liabilities and Commitments

Contractual Obligations, page 38

Comment 3. We note your disclosure on page 76 that with respect to your 2.75% Convertible Debentures due 2027, your stock price exceeded the conversion threshold for at least 20 days during the 30 consecutive trading days ended September 30, 2012. Accordingly, the debentures will be convertible at the holders’ option during the quarter ended December 31, 2012 and therefore were classified as current liabilities. Tell us what consideration you gave to reflecting this debt as due in 2013 in your contractual obligations table, or to disclosing these terms in a footnote to this table.

Company Response. We respectfully advise the Staff that we considered reporting the $250 million of 2.75% convertible debentures due 2027 (the “2027 Debentures”) as due in 2013 in our contractual obligations table or in a footnote to the table as of September 30, 2012. Since the 2027 Debentures are traded in a secondary market and the market value of the 2027 Debentures exceeds the value that the holders would receive upon conversion, we believe that the holders may not have a significant economic incentive to exercise their conversion option prior to August 2014. This was supported by our historical experience where our stock price exceeded the conversion threshold at the end of December 31, 2011 and the 2027 Debentures were convertible at the holders’ option during the quarter ended March 31, 2012. In that period, an aggregate of $12,000 of the 2027 Debentures were submitted for conversion. Based on these facts, we concluded an immaterial amount of notes would be converted during fiscal 2013 and therefore would not be appropriate to reflect the remaining outstanding 2007 Debentures as due in fiscal 2013 in the contractual obligations table or in a note thereto. In the future, we will consider including footnote disclosure to the table if the conversion threshold has been triggered.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 20. Income Taxes, page 93

Comment 4. We note that for the year ended September 30, 2012, your tax rate reconciliation table on page 94 includes a reconciling item of $42.1 million for “foreign tax rate and other foreign related tax items,” which represents approximately 28% of your foreign income before income taxes for 2012. Please consider revising your disclosures either here or in Management’s Discussion and Analysis, as appropriate, to include the following:

•	An explanation for this reconciling item, including the countries which most significantly impact your effective tax rate;

•	Whether there are any tax holidays in place and the terms of these tax holidays;

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
January 24, 2013

•	The reasons for the increase in foreign income as compared to the prior year, including the countries that comprise the significant portion of your foreign income, and

•	Expected future trends in the composition of your foreign income and associated foreign tax rates.

Please provide us with your proposed revised disclosure in your response.

Company Response. In accordance with ASC 740-10-50-12, Income Taxes, we have disclosed a reconciliation using dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the total amount of income tax expense that would result from applying U.S. federal statutory tax rates to pretax income from continuing operations. Included in the reconciliation are significant reconciling items including $42.1 million for foreign tax rate and other foreign related tax items which is calculated primarily based on the difference between the pre-tax earnings of our foreign subsidiaries taxed at their local statutory tax rates and our U.S. federal statutory tax rate. As such, the tax on our foreign income was $42.1 million less than what the tax would have been based upon the U.S. federal statutory tax rate. This rate differential is driven by our subsidiaries in Ireland. We currently do not have any tax holidays in place for any of our foreign subsidiaries.

As disclosed in Note 22 on page 98 of our financial statements, revenue from our international customers grew 34%, from $355.1 million to $476.4 million. This growth in international revenue, coupled with increased gross profits, partly contributed to the increase in foreign income during fiscal 2012. Additionally, we have implemented a business strategy in fiscal 2012 to consolidate international sales and financial management in a newly created international headquarters in Dublin, Ireland. This Irish entity is our principal entity selling to customers in countries outside of North America and Japan. In years before fiscal 2012, sales to these regions were made by our subsidiary in Belgium pursuant to a license which returned most of the Belgian profits back to the U.S. through a royalty arrangement. In connection with the establishment of the international headquarters in Dublin, the right to use U.S.-owned intellectual property now resides with our Irish headquarters entity. While our Ireland subsidiaries make royalty and other payments to the U.S., the majority of profits earned by the Irish entities are retained offshore to fund our future growth in Europe, the Middle East, Africa and the Asia Pacific regions. As a result, substantially all of our income before income taxes from foreign operations for fiscal 2012 was earned by Ireland.

Our business plan as of the end of fiscal 2012 reflects continued growth in global sales and profitability. It is expected that substantially all of the international profitability will reside in Ireland, which should continue to result in an overall international effective tax rate which is substantially less than the U.S. federal statutory tax rate. In future filings, to the extent our results continue as we expect, we would include additional disclosure for our tax rate reconciliation table, as follows:

The effective income tax rate is based upon the income for the year, the composition of the income in different countries, changes relating to valuation allowances for certain countries if and as necessary, and adjustments, if any, for the potential tax consequences, benefits or resolutions of audits or other tax contingencies. Our aggregate income tax rate in foreign jurisdictions is lower than our income tax rate in the United States; substantially all of our income before provision for income taxes from foreign operations has been earned by subsidiaries in Ireland. Our effective tax rate may be adversely affected by earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

We will continue to monitor the changes in our effective foreign tax rate and modify future disclosures to more fully describe the specific jurisdictions that are contributing to the changes in the effective tax rate.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
January 24, 2013

Comment 5. We note you released $70.5 million of your valuation allowance during fiscal 2012 as you determined that a recent three-year period of cumulative profitability and your business plan showing continued profitability provided assurance it was more likely than not that your future tax benefits would be realized. Please tell us if you also had three years of cumulative profitability as of the end of fiscal 2011, and if so, how you considered this in your determination of the valuation allowance as of that date. Further, we note that it appears your U.S. operations had a pretax loss adjusted for permanent differences in fiscal year 2012. Tell us how you considered the amount and trend of this loss in projecting your future.

Company Response. At the conclusion of fiscal 2011, we had realized a cumulative U.S. pre-tax loss (defined as the most recent three-year period) of $12.8 million, but had realized a cumulative U.S. pre-tax income adjusted for permanent differences of $78.2 million. However, this positive evidence of cumulative U.S. pre-tax income adjusted for permanent differences at the end of fiscal 2011 was outweighed by the uncertain impact on our future U.S. pre-tax income adjusted for permanent difference resulting from a business strategy that was being implemented at the beginning of fiscal 2012 to transfer the right to use U.S.-owned intellectual property to our foreign operations (“IP Strategy”). Under the existing royalty arrangement in fiscal 2011, we returned in excess of $100 million in profits to the U.S. from our foreign operations. Had the IP Strategy been in place for all of fiscal 2011, the royalty to the U.S. under the former arrangement would have been terminated and the cumulative U.S. pre- tax income adjusted for permanent differences would have been a loss of approximately $22 million. There remained an uncertainty on how to calculate an accurate forecast for the replacement royalty. This uncertainty was the result of the new IRS Regulations governing intellectual property (“IP”) transfers introduced in 2010. Companies and their tax advisors were assessing the interpretations and application of the new “income method” mandated by the IRS Regulations to value intellectual property transfers and it was difficult to determine with any precision the amount of U.S. income that would be required annually to comply with the IRS Regulations. In addition, IP transfer strategies often are not immediately profitable. As of the end of fiscal 2011, our transfer pricing report that would be used to determine the IP valuation had not been completed, and therefore the amount of annual U.S. gain that would be included in U.S. taxable income, was not known. This uncertainty at the end of fiscal 2011 hindered us from forecasting the impact of the IP Strategy on U.S. taxable income for fiscal 2012 and future years.

At the end of fiscal 2011, due to the factors above we concluded that it was not more likely than not that we would generate sufficient future taxable income to realize the U.S. deferred tax assets and decided to maintain the U.S. valuation allowance until we had completed the transfer pricing report (including the IP valuation) and experienced some period of results with the new IP Strategy in operation. We worked with our tax advisor throughout fiscal 2012 to ensure that the information and assumptions included in the transfer pricing report were accurate and representative of our operating environment. The transfer pricing report was completed in the fourth quarter of fiscal 2012.

During fiscal 2012, we continued to assess the realizability of our deferred tax assets in accordance with ASC 740, Income Taxes, at the end of each reporting period. For fiscal 2012, we had approximately $1 million in U.S. pre-tax loss adjusted for permanent differences. However, as of the end of fiscal 2012, the cumulative U.S. pre-tax income adjusted for permanent differences was approximately $56 million and eight of the twelve quarters during the three year period ended September 30, 2012 had positive U.S. pre-tax income adjusted for permanent differences. With the completion of the transfer pricing study in the fourth quarter of fiscal 2012 and a year of experience with the IP Strategy in operation, we had the ability to more accurately forecast our future operations. Based on our forecast as of the end of fiscal 2012, we believe that it is more likely than not that we will generate sufficient U.S. pre-tax income adjusted for permanent differences in the foreseeable future to realize the U.S. deferred tax assets as of September 30, 2012.

* * * * * * * * * *

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
January 24, 2013

We hereby acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your question or comments regarding our response to the undersigned at (781) 565-5000.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Todd DuChene, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation